Fax

RECEIVED

2007 OCT 31 A 6:01

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

SUPPL

Fax: +12027729207

Date: 30.10.2007

From: Liberty International PLC

Headline: Notification of Quarterly Report

07027645

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Notification of Quarterly Report

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF QUARTERLY REPORT

Liberty International PLC announces that it intends to release its quarterly report for the nine month period ended 30 September 2007 on Tuesday 6 November 2007.

30 October 2007

Enquiries:
Aidan Smith Finance Director, Liberty International PLC
+ 44 20 7960 1210

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